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EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2013 and 2012
(Dollars in thousands)

	March 31, 2013	March 31, 2012
	(Unaudited)
Earnings:
Net Income	$49,616	$99,009
Add:
Provision for income taxes	15,177	53,204
Fixed charges	390,718	395,501
Less:
Capitalized interest	(5,375)	(3,390)

Earnings as adjusted (A)	$450,136	$544,324

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$109	$102
Ratio of income before provision for income taxes to net income	131%	154%

Preferred dividend factor on pretax basis	143	157

Fixed Charges:
Interest expense	384,128	390,820
Capitalized interest	5,375	3,390
Interest factors of rents	1,215	1,291

Fixed charges as adjusted (B)	390,718	395,501

Fixed charges and preferred stock dividends (C)	$390,861	$395,658

Ratio of earnings to fixed charges ((A) divided by (B))	1.15x	1.38x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.15x	1.38x

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  EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2013 and 2012 (Dollars in thousands)